SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE TO

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TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

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WOWJOINT HOLDINGS LIMITED

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Ordinary Shares

(Title of Class of Securities)

G9796W119

(CUSIP Number of Warrants)

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1108 A Block Tiancheng Mansion

#2 Xinfeng Road, Deshengmenwai Street,

Xicheng District, Beijing

China 100088

Tel: +86 (010) 8957-9330

Fax: +86 (010) 8957 9553

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Barry I. Grossman, Esq.

Sarah Williams, Esq.

Ellenoff Grossman & Schole LLP

150 East 42nd Street, 11th Floor

New York, NY 10017

Tel: (212)-370-1300

Fax: (212)-370-7889

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CALCULATION OF FILING FEE

Transaction valuation* $207,917	Amount of filing fee $23.80

*	Estimated for purposes of calculating the amount of the filing fee only. Wowjoint Holdings Limited (“Wowjoint” or the “Company”) is offering holders of 7,700,642 of the Company’s warrants (the “Warrants”), taking into effect the payment of a 6% stock dividend to all holders of the Company’s Shares as of March 31, 2012 (the “Stock Dividend”), which consist of (i) publicly traded warrants to purchase an aggregate of 4,256,250 ordinary shares (“Shares”) issued by China Fundamental Acquisition Corporation (“China Fundamental”), our predecessor, in its initial public offering and such warrants were exchanged into Wowjoint warrants on February 22, 2010, on a one for one basis (the “Public Warrants”), (ii) warrants to purchase an aggregate of 1,064,062 Shares that were originally issued to the founders of China Fundamental and such warrants were exchanged into Wowjoint warrants on February 22, 2010, on a one for one basis (the “Initial Warrants”); (iii) warrants to purchase an aggregate of 1,944,444 Shares that were issued at a purchase price of $0.90 per Warrant in a private placement preceding China Fundamental’s initial public offering and such warrants were exchanged into Wowjoint warrants on February 22, 2010 on a one for one basis (the “Private Placement Warrants, and collectively with the Initial Warrants, the “Private Warrants”) and (iv) warrants to purchase an aggregate of 435,886 Shares as a result of the Stock Dividend. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $114.60 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of publicly traded Warrants on March 19, 2012, which was $0.027.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23.80	Filing Party: Wowjoint Holdings Limited
Form or Registration No.: Schedule TO-I	Date Filed: March 22, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No.3 to the Tender Offer Statement on Schedule TO ( “Amendment No. 3”) originally filed with the SEC on March 22, 2012 (the “Schedule TO”) and subsequently amended on April 18, 2012 ( “Amendment No. 1”) and on July 18, 2012 (“Amendment No. 2”) by Wowjoint Holdings Limited, a Cayman Islands business company (the “Company”), amends and supplements the Schedule TO, Amendment No. 1, Amendment No. 2, the Offer to Exchange dated March 22, 2012 (the “Offer to Exchange”) and the related Letter of Transmittal, copies of which were filed herewith as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Schedule TO, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 relates to the offer by the Company to all holders of the Company’s outstanding warrants (the “Warrants”) to purchase an aggregate of 7,700,642 of the Company’s ordinary shares, par value $0.001 per share (the “Shares”), to receive one (1) Share in exchange for every 15.9 Warrants tendered by the holders of Warrants. The offer is subject to the terms and conditions set forth in the Offer.

This Amendment No.3 is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Item 11.	Additional Information.

Item 11 is hereby amended and supplemented by adding the following:

(b)	Other Material Information

On September 21, 2012, the Company issued a press release announcing the extension of the tender offer. A copy of the press release is filed as Exhibit (a)(5)(G) and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(G)	Press Release, dated September 21, 2012.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Yabin Liu
Name: Yabin Liu
Title: Chief Executive Officer

Date: September 21, 2012